GENCOR INDUSTRIES, INC.

5201 N. ORANGE BLOSSOM TRAIL

ORLANDO, FL 32810

November 30, 2010

TO:	The Securities and Exchange Commission
Division of Corporate Finance
Attn:	Russell Mancuso, Branch Chief; Tom Jones, Examiner

VIA:	EDGAR

RE:	Gencor Industries, Inc.
Form 10-K for the fiscal year ended September 30, 2009
Filed December 29, 2009
File No. 1-11703

The following is in response to your comment included in your transmittal letter dated November 18, 2010 requesting “the Company’s analysis of the materiality of the information included in its letter dated October 13, 2010 which is not disclosed in its currently filed Form 10-K for the fiscal year ended September 30, 2009, and whether the Company should disclose such information to its investors prior to the filing of its next Form 10-K”. This disclosure is regarding the ages of our directors and executive officers as required by Regulation S-K Items 401(a) and (b).

On November 30, 2010, the Company filed Amendment No. 1 on Form 10-K/A to our Annual Report on Form 10-K for the year ended September 30, 2009, originally filed with the Securities and Exchange Commission on December 29, 2009 (the “Original Filing”). This Amendment No. 1 is being filed to reflect changes to Part III, Item 10, Directors, Executive Officers and Corporate Governance, and Part IV, Item 15 (to contain currently dated certifications of the Chief Executive Officer and Acting Chief Financial Officer), of the Original Filing.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ E.J. Elliott
E.J. Elliott
Chairman and Chief Executive Officer